SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS NewQuest Capital Management (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,777,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and Amendment No. 2 for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,777,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,777,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and Amendment No. 2 for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,777,569
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,777,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON HC, PN

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and Amendment No. 2 for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS CPI Ballpark Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,777,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,777,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and Amendment No. 2 for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

This Amendment No. 3 (this “Amendment”) is filed to amend and supplement the Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of China Hydroelectric Corporation (the “Company”), filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on December 5, 2012, as amended by Amendment No. 1 filed with the SEC on July 3, 2013 and Amendment No. 2 filed with the SEC on July 31, 2013 (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Item 4 of this Amendment is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 4, 2013, the Reporting Persons submitted a preliminary, non-binding letter (the “Letter”) to the board of directors of the Company (the “Board”). In the Letter, the Reporting Persons outlined their proposal (“Proposal”) to acquire all of the outstanding share capital of the Company through a going-private transaction (the “Transaction”) other than those shares beneficially owned by the Reporting Persons (the “NewQuest Shares”) or that will be rolled over by other shareholders in connection with the Transaction. Under the Proposal, the Reporting Persons propose to acquire all of the outstanding share capital of the Company (other than the NewQuest Shares, which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$2.97 in cash per ADS, or US$0.99 in cash per Ordinary Share. In the Proposal, the Reporting Persons stated that they intend to finance the Transaction with a combination of capital from NewQuest Asia Fund I, L.P. and additional financing to be finalized with certain financing partners. The Proposal also provides that, among other things, the Reporting Persons will negotiate and finalize with the Company mutually satisfactory definitive agreements with respect to the Transaction. In the Proposal, the Reporting Persons also stated that they expect that the Board will evaluate the Proposal independently through a committee of independent directors of the Board.

References to the Letter in the Schedule 13D are qualified in their entirety by reference to the Letter itself, which is attached hereto as an exhibit and incorporated by reference as if set forth in its entirety herein.

If the Transaction is carried out and consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Act will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of the Company or the Reporting Persons shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to, or would result in, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans). The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or take any other actions (including, without limitation, acquiring more securities in the Company) that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) CPI may be deemed to beneficially own an aggregate of 97,741,619 Ordinary Shares, or approximately 56.8% of the Ordinary Shares deemed outstanding, which consists of (i) 80,777,569 Ordinary Shares directly beneficially owned by CPI (which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 70,663,063 Ordinary Shares), or approximately 46.9% of the Ordinary Shares deemed outstanding, (ii) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Option Agreement, and (iii) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Warrant. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CPI. The foregoing calculations of percentage ownership are based on 172,103,822 Ordinary Shares deemed to be outstanding for purposes of this Amendment, which consists of 162,099,665 Ordinary Shares issued and outstanding as represented by the Company in its Report on Form 6-K filed on August 15, 2013, and an additional 10,004,157 Ordinary Shares that may be issued by the Company to CPI upon exercise of the Warrant in full.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons beneficially owns any Ordinary Shares or ADSs.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) The information set forth, or incorporated by reference, in Item 3 of Amendment No.1, Amendment No. 2 and this Amendment is hereby incorporated by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The following letter is filed as an exhibit hereto:

Exhibit	Description of Exhibit

99.1	Proposal Letter to the Company from the Reporting Persons, dated September 4, 2013 (furnished herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2013	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED By: /s/ Randhirsingh Juddoo Name: Randhirsingh Juddoo Title: Director

NEWQUEST ASIA FUND I (G.P.) LTD. By: /s/ Darren C. Massara Name: Darren C. Massara Title: Director By: /s/ Randhirsingh Juddoo Name: Randhirsingh Juddoo Title: Director

NEWQUEST ASIA FUND I, L.P. By: NewQuest Asia Fund I (G.P.) Ltd. By: /s/ Darren C. Massara Name: Darren C. Massara Title: Director By: /s/ Randhirsingh Juddoo Name: Randhirsingh Juddoo Title: Director

CPI BALLPARK INVESTMENTS LTD By: /s/ Georges A Robert Name: Georges A Robert Title: Director